NextGen Shield, Inc. (the "Company") a Delaware Corporation

Financial Statements

As of inception – December 31, 2025

Balance Sheet

NextGen Shield Inc.

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Mercury Checking (5867) - 1	499.68
Total for Bank Accounts	**$499.68**
Total for Current Assets	**$499.68**
Total for Assets	**$499.68**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Mercury Credit - 1	0.00
Total for Credit Cards	**$0.00**
Total for Current Liabilities	**$0.00**
Total for Liabilities	**$0.00**
Equity	
Owner's Investment	1,000.00
Retained Earnings	
Net Income	-500.32
Total for Equity	**$499.68**
Total for Liabilities and Equity	**$499.68**

Profit and Loss

NextGen Shield Inc.

January 1-December 31, 2025

	TOTAL
Income	
Gross Profit	
Expenses	
Advertising & Marketing	97.27
Events & Trade Shows	149.00
Office Supplies & Software	260.75
Total for Expenses	**$507.02**
Net Operating Income	**-$507.02**
Other Income	
Credit Card Rewards	6.70
Total for Other Income	**$6.70**
Net Other Income	**$6.70**
Net Income	**-$500.32**

Statement of Cash Flows

NextGen Shield Inc.

January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-500.32
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Mercury Credit - 1	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$0.00**
Net cash provided by operating activities	**-$500.32**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Owner's Investment	1,000.00
Net cash provided by financing activities	**$1,000.00**
NET CASH INCREASE FOR PERIOD	**$499.68**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$499.68**

NextGen Shield, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec 31, 2025
Opening Balance	**$0.00**
Net profit/loss	-$500.32
Stock Issued	$1,000.00
Preferred Stock Issued	$0.00
Ending Balance	**$499.68**

NextGen Shield, Inc.
Notes to the Financial Statements
As of inception – December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

NextGen Shield, Inc. (the "Company") is a corporation organized on August, 6, 2025 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

5. Acquisition of Intellectual Proper (Non-Cash Transaction)

On August 10, 2025, NextGen Shield, Inc. entered into an IP Assignment Agreement with TriVigil Inc., a Delaware corporation, pursuant to which TiVigil irrevocably assigned, transferred, and conveyed to the Company all intellectual property rights related to the video game known as "Mask: NextGen," including copyrights, trademarks, trade secrets, source code, audiovisual works, and confidential information. The Assigned IP specifically includes U.S. Copyright Registration No. TXu002488254 ("Our game"), registered May 5, 2025, and two U.S. trademark applications — Serial No. 99010284 (MASK NEXTGEN) and Serial No. 99010292 (MYRA ANA) — both filed January 17, 2025. In consideration for the assignment, the Company agreed to issue 2,300,000 shares of its common stock to TriVigil, representing a wholly non-cash transaction not reflected in the Statement of Cash Flows for the year ended December 31, 2025. As of December 31, 2025, no independent valuation of the Assigned IP or the shares issued as consideration has been completed; accordingly, no intangible asset has been recorded on the balance sheet. Management intends to obtain a fair value assessment and recognize the appropriate intangible asset with a corresponding credit to additional paid-in capital in a subsequent reporting period. The Agreement is perpetual and governed by the laws of the State of Delaware.